Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)

Edgar Online, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

279765101

(CUSIP Number)

Draper Fisher Jurvetson

2822 Sand Hill Road, Suite 150

Menlo Park, CA 94025

Attention: Chief Financial Officer

(650) 233-9000

(Name, Address and Telephone Number of Person to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279765101	13D/A	Page 2 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) - PN

CUSIP NUMBER 279765101	13D/A	Page 3 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VIII Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) - PN

CUSIP NUMBER 279765101	13D/A	Page 4 of 25 Pages

1.	Names of Reporting Persons DFJ Fund VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) - OO (limited liability company)

CUSIP NUMBER 279765101	13D/A	Page 5 of 25 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) – OO (limited liability company)

CUSIP NUMBER 279765101	13D/A	Page 6 of 25 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (see Instructions) - PN

CUSIP NUMBER 279765101	13D/A	Page 7 of 25 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (see Instructions) - CO

CUSIP NUMBER 279765101	13D/A	Page 8 of 25 Pages

1.	Names of Reporting Persons Draper Associates Riskmasters Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization – California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (see Instructions) – OO (limited liability company)

CUSIP NUMBER 279765101	13D/A	Page 9 of 25 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization - United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0% (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) IN

CUSIP NUMBER 279765101	13D/A	Page 10 of 25 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization - United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (see Instructions) - IN

CUSIP NUMBER 279765101	13D/A	Page 11 of 25 Pages

1.	Names of Reporting Persons Steven T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization - United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0% (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) - IN

CUSIP NUMBER 279765101	13D/A	Page 12 of 25 Pages

1.	Names of Reporting Persons Barry M. Schuler
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization - United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0 (See Items 2 and 4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (See Items 2 and 4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0% (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) - IN

CUSIP NUMBER 279765101	13D/A	Page 13 of 25 Pages

1.	Names of Reporting Persons The Meteor Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization - California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Items 2 and 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Items 2 and 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 2 and 4)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0% (See Items 2 and 4)
14.	Type of Reporting Person (see Instructions) – OO (limited liability company)

CUSIP NUMBER 279765101	13D/A	Page 14 of 25 Pages

Item 1.	Security and Issuer

Not Applicable. See Item 4

Item 2.	Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i) Draper Fisher Jurvetson Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”).

(ii) Draper Fisher Jurvetson Fund VIII Partners, L.P., a Cayman Islands exempted limited partnership (“Fund VIII Partners”), and an affiliate of Fund VIII and is the general partner of Fund VIII.

(iii) DFJ Fund VIII, Ltd., is a Cayman Islands exempted limited liability company (“Fund VIII, Ltd.”) and an affiliate of Fund VIII and is the general partner to Fund VIII Partners. Messrs. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors. Messrs. Draper, Fisher and Jurvetson exercise shared voting and investment powers over the shares held by Fund VIII, Ltd. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership except to the extent of any pecuniary interest therein.

(iv) Draper Fisher Jurvetson Partners VIII, L.L.C., is a California limited liability company (“Partners VIII, LLC”), and an affiliate of Fund VIII. Messrs. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are managing members and disclaim beneficial ownership except to the extent of any pecuniary interest therein. Decisions with respect to Partners VIII, LLC are made automatically in conjunction with decisions by Fund VIII.

(v) Draper Associates, L.P., is a California limited partnership (“Draper Associates, L.P.”)

(vi) Draper Associates, Inc., a California corporation (“Draper Associates, Inc.”) is the general partner of Draper Associates, L.P. Mr. Draper is President and majority shareholder of Draper Associates, Inc. and has sole voting and investment power with respect to the shares held by Draper Associates, Inc. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(vii) Draper Associates Riskmasters Fund, LLC, is a California limited liability company (“DARF”). Mr. Draper is the sole manager of DARF and he disclaims beneficial ownership of the shares held by DARF except to the extent of his pecuniary interest therein.

(viii) Timothy C. Draper, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

CUSIP NUMBER 279765101	13D/A	Page 15 of 25 Pages

(ix) John H. N. Fisher, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

(x) Stephen T. Jurvetson, a United States citizen, is a managing director of Fund VIII, Fund VIII Partners and Fund VIII, Ltd. and managing member of Partners VIII, LLC.

(xi) Barry Schuler, a United States citizen, is the designee of Fund VIII to the Board of Directors of the Issuer. Mr. Schuler’s shares are held by The Meteor Group, LLC, a California limited liability company (“Meteor”). Mr. Schuler is the Managing Member of Meteor and has sole investment and voting power with respect to the shares held by Meteor. Mr. Schuler disclaims beneficial ownership of the shares held by Meteor except to the extent of his pecuniary interest therein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)

The address of the principal business office of Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Fund VIII Partners, L.P., DFJ Fund VIII, Ltd., Draper Fisher Jurvetson Partners VIII, L.L.C., Draper Associates L.P., Draper Associates, Inc., Draper Associates Riskmasters Fund, LLC, Timothy C. Draper, John H. N. Fisher, Stephen T. Jurvetson, Barry M. Schuler and The Meteor Group, LLC is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable. See Item 4.

Item 4.	Purpose of the Transaction

On August 14, 2012, the Issuer completed its merger (the “Merger”) with R.R. Donnelley & Sons Company (“RR Donnelley”). In connection with the Merger, all of the outstanding shares of Issuer were exchanged for cash from RR Donnelly.

Item 5.	Interest in Securities of the Issuer

As of December 31, 2012, there were no shares of the Issuer issued and outstanding.

CUSIP NUMBER 279765101	13D/A	Page 16 of 25 Pages

Draper Fisher Jurvetson Fund VIII, L.P.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Fisher Jurvetson Fund VIII Partners, L.P.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

DFJ Fund VIII, Ltd.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

CUSIP NUMBER 279765101	13D/A	Page 17 of 25 Pages

Draper Fisher Jurvetson Partners VIII, L.L.C.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Associates, L.P.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Associates, Inc.

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Draper Associates Riskmasters Fund, LLC

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

CUSIP NUMBER 279765101	13D/A	Page 18 of 25 Pages

(d)	Not Applicable

(e)	Not Applicable

Timothy C. Draper

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

John H. N. Fisher

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Stephen T. Jurvetson

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Barry M. Schuler

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

CUSIP NUMBER 279765101	13D/A	Page 19 of 25 Pages

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

The Meteor Group, LLC

(a)	Amount Beneficially owned: 0 Percent of Class: 0%

(b)	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 0

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 0

(c)	None

(d)	Not Applicable

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated February 12, 2013.

* * * *

CUSIP NUMBER 279765101	13D/A	Page 20 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013
Draper Fisher Jurvetson Fund VIII, L.P.

	By:	Draper Fisher Jurvetson Fund VIII Partners,
	L.P.	(general partner)

	By:	DFJ Fund VIII, Ltd., its general partner

	By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Director

Draper Fisher Jurvetson Fund VIII Partners, L.P.

	By:	DFJ Fund VIII, Ltd., its general partner

	By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Director

DFJ Fund VIII, Ltd.

	By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Director

Draper Fisher Jurvetson Partners VIII, L.L.C.

	By:	/s/ Timothy C. Draper
	Name:	Timothy C. Draper
	Title:	Managing Member

CUSIP NUMBER 279765101	13D/A	Page 21 of 25 Pages

Draper Associates, L.P.
By:	Draper Associates, Inc. (its general partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates Riskmasters Fund, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Manager

/s/ Timothy C. Draper Timothy C. Draper

/s/ John H. N. Fisher John H. N. Fisher

/s/ Stephen T. Jurvetson Stephen T. Jurvetson

/s/ Barry M. Schuler Barry M. Schuler

CUSIP NUMBER 279765101	13D/A	Page 22 of 25 Pages

The Meteor Group, LLC

By:	/s/ Barry M. Schuler
Name:	Barry M. Schuler
Title:	General Manager

CUSIP NUMBER 279765101	13D/A	Page 23 of 25 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Draper Fisher Jurvetson Fund VIII, L.P.

By:	Draper Fisher Jurvetson Fund VIII Partners,
L.P. (general partner)
By:	DFJ Fund VIII, Ltd., its general partner

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson Fund VIII Partners, L.P.
By:	DFJ Fund VIII, Ltd., its general partner

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

DFJ Fund VIII, Ltd.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

CUSIP NUMBER 279765101	13D/A	Page 24 of 25 Pages

Draper Fisher Jurvetson Partners VIII, L.L.C.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Associates, L.P.
By:	Draper Associates, Inc. (its general partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	President

Draper Associates Riskmasters Fund, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Manager

/s/ Timothy C. Draper Timothy C. Draper

/s/ John H. N. Fisher John H. N. Fisher

/s/ Stephen T. Jurvetson Stephen T. Jurvetson

/s/ Barry M. Schuler Barry M. Schuler

CUSIP NUMBER 279765101	13D/A	Page 25 of 25 Pages

The Meteor Group, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member